Edward Aruda
Vet Online Supply, Inc.
9612 West Hawthorne
Crystal River, Florida 33137

21 December 2015

Mr. Ruairi Regan
Mr. David Link
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:          Vet Online Supply, Inc.
Form S-1/A Registration Statement
File Number: 333-207001

Dear Mr. Regan:

We are writing to request an acceleration of the effectiveness of our Registration Statement pursuant to Rule 461 Acceleration of Effective Date of the Securities and Exchange Act.  We would like to request our Registration Statement on Form S-1/A to be effective on Tuesday, December 22, 2015 at 9:00 a.m. Easter Standard Time.

Further, and pursuant to Rule 461, we acknowledge and understand the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission, or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact our attorney of record, Sharon Mitchell, at (248) 515-6035.

With best regards,

/s/ Edward Aruda
Edward Aruda, President
Vet Online Supply, Inc.